EXHIBIT 99.1

SchoolWheels Direct to Debut Transportation Service in South Carolina

Charter and Private School Students Will Benefit From New Buses, Online Registration Platform

CHARLESTON, S.C., April 14, 2014 (GLOBE NEWSWIRE) -- SchoolWheels Direct, a subsidiary of Student Transportation Inc. (STI) (TSX:STB) (Nasdaq:STB), announced that it will debut its new innovative service in the Charleston, South Carolina area to provide Direct To Parent transportation service to charter and private schools.

Residents in the area might recognize STI and SchoolWheels Direct as the transportation provider for major events in the Charleston area like The Family Circle Cup, The PGA's Nationwide Tour Championship at Daniel Island, Denny Hamlin & Mark Bryan's Pro Am Jam, and The BMW Charity Pro Am Classic in Greenville, SC. The company has had a marketing, sales and technology office in the area for the past three years. SchoolWheels Direct's parent company, STI, provides transportation for over 1 million students throughout 17 of the United States and in Canada. Now it looks to bring its vehicles and services to the area full time.

"South Carolina is known for having one of, if not the oldest fleet in the nation and a school transportation system that is antiquated and inefficient. While the State legislature continues to grapple with these issues and a 'pilot program' still under review since 1992, which has yet to be proven successful, it is time we answer the call for quality service with new state-of-the-art equipment, new technology, and customer service. It starts with the investment in equipment and continues with the proper training of the drivers and treating them respectfully, which our company prides itself on," said Denis Gallagher, CEO of STI. "Charleston is the home of the world's most technologically-advanced airplane, the Boeing 787 Dreamliner, as well as other technology companies that are rapidly expanding here, and yet our children go to school on the oldest fleet in the nation. Parents and students expect more and we are here with the expertise to deliver more."

Families with students enrolled at schools serviced by SchoolWheels Direct will now be able to sign up for the type of bus service they would like, choose a route, make payments, and manage their account on the provider's website, www.schoolwheels.com. The fleet of vehicles servicing the area will consist of brand new school buses that feature air conditioning, on-board GPS, camera systems for safety and security, and other technology-enhancing products and services. Parents of students riding on these vehicles can purchase the company's revolutionary app, SafeStopTM, which allows them to securely track the status of their child's bus along its route to and from school every day.

Robert Scholer, Director of Sales for SchoolWheels Direct, who is leading the Charleston launch said, "When parent groups in the area reached out and spoke to us, it became clear that they were looking for the safest vehicles and an easy system to sign up and pay. So our mission for this coming year is to provide the Greater Charleston Area with state-of-the-art vehicles and give more parents the safety and customer service they deserve. That's what we provide."

SchoolWheels Direct is working with various schools and organizations and plans to announce multiple agreements for new service in the upcoming weeks. The company will be offering bus service for any area public or private schools or organizations that need transportation for field and athletic trips or special events.

Those interested in transportation or charter services for their school or organization are invited to contact Robert Scholer via email at rscholer@schoolwheels.com or at (855) 884-2720 extension 209.

About SchoolWheels Direct

SchoolWheels Direct is dedicated to providing parents and school districts across North America with safe, secure, and reliable transportation services. We partner with some of the most trusted service providers in transportation, security, and technology in order to make your child's travel to and from school a one-of-a-kind, safe experience. Our flexible approach to transportation provides school districts with operational and financial alternatives in fulfilling their student transportation services. For more information, please visit www.schoolwheels.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (TSX:STB) (Nasdaq:STB) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 10,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Press Contact:
         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com

         Investor Contact:
         Patrick Gallagher
         Student Transportation Inc.
         (843) 884-2720 x208
         pgallagher@rideSTA.com